

December 10, 2015

Mail Stop 4720

<u>Via E-mail</u>
Mr. Steffen Parratt
Chief Financial Officer
KCG Holdings, Inc.
545 Washington Boulevard
Jersey City, NJ 07310

> **Re:** **KCG Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 2, 2015**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2015**
> **Filed November 6, 2015**
> **File No. 000-54991**

Dear Mr. Parratt:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Results of Operations, page 41

1. We note that commissions and fee revenues increased by 59% to $437.0 million during 2014 relative to 2013. We further note that during the nine months ended September 30, 2015, commissions and fee revenues decreased by 12% relative to the nine months ended September 30, 2014. We note from your disclosures that commissions and fees are primarily affected by changes in your equity, fixed income, futures and, prior to the sale of KCG Hotspot, foreign exchange transaction volumes with institutional clients; client relationships; changes in commission rates; client experience on the various platforms;

level of volume based fees from providing liquidity to other trading venues; and the level of your soft dollar and commission recapture activity. Given the volatility in these revenues and number of different factors which can affect the level of your revenues**,** please expand your discussion to include more quantitative and period-specific information about the factors disclosed that affected your revenue levels in accordance with Item 303(a)(3)(iii) of Regulation S-K. To the extent factors offset each other, this fact should be disclosed, along with quantification of the impact of each of the offsetting factors.

Form 10-Q for the Fiscal Period Ended September 30, 2015

Interim Financial Statements

Note 15. Income Taxes, page 37

2. Please address the following regarding your valuation allowances against your deferred tax assets:

- We note your disclosure on page 38 that at September 30, 2015, you had, in multiple jurisdictions, aggregate state and local NOL carryforwards of $1.74 billion, all of which were generated by Knight in periods prior to the Mergers. Your disclosure indicates that you recorded deferred income tax assets related to those NOLs of $49.7 million as of September 30, 2015 as well as offsetting valuation allowances of $29.1 million. However, we also note per page 104 of your 2014 Form 10-K, that at December 31, 2014, you had, in multiple jurisdictions, aggregate state and local NOL carryforwards of $1.28 billion which resulted from the acquisition of Knight, and that you had recorded deferred income tax assets related to these NOLs of $18.5 million as of December 31, 2014 and offsetting valuation allowances of $8.1 million.   Please tell us how your state and local NOL carryforwards, all of which were generated by Knight prior to the Mergers, could have increased since December 31, 2014. As part of your response, please describe the drivers of the increase in the NOLs and the valuation between these two periods.

- We note your disclosure that, prior to 2015, you recorded a partial valuation allowance against certain of your state and local net operating losses and other deferred tax assets as it was more likely than not that you would not realize the benefit of those items. However, during the second quarter of 2015, your disclose you undertook an internal restructuring and as a result reversed a portion of the valuation allowance as some of loss carryforwards and other state and local deferred tax assets were expected to be utilized. Tell us whether you have recorded partial valuation allowances against any state or local NOL in a single tax jurisdiction or whether the partial valuation allowance results from multiple tax jurisdictions where the NOLs will not be realized on the whole. If the former, tell us how you determined it was appropriate to recognize a partial valuation allowance against a given single tax jurisdiction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Cara Lubit at (202) 551-5909 or me at (202) 551-3494 with any questions.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Accounting Branch Chief
Office of Financial Services